July 30, 2009

VIA EDGAR TRANSMISSION

Mr. H. Roger Schwall
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C 20549

Re:	Starfield Resources, Inc. (File No. 000-29948): Form 20-F for the Fiscal Year Ended February 29, 2008; Form 20-F for the Fiscal Year Ended February 28, 2009; Response Letter Submitted June 3, 2009

Dear Mr. Schwall:

On behalf of Starfield Resources, Inc. (the “Company”), this letter sets forth the Company’s responses to comments on the above-referenced filing raised in your letter dated July 13, 2009, to Mr. Gregory Van Staveren of the Company.  For your convenience, each comment is reproduced below followed by the Company’s response.

Form 20-F for the Fiscal Year Ended February 28, 2009

Directors, Senior Management and Employees, page 30
Compensation, page 33

1.	Please disclose the amount of compensation paid, and benefits in kind granted, to your executive officers for your fiscal year ended February 28, 2009. See Item 6.B.1 of Form 20-F.

RESPONSE:

As disclosed on page 38 of our Form 20-F filing, Mr. Douchane was paid $250,000 for the year plus a bonus, and Mr. Van Staveren received $16,666.66 per month, or $199,999.92 for the year plus a bonus.  The actual bonus amounts for the year were $250,000 for Mr. Douchane and $140,000 for Mr. Van Staveren.   We will include the total amount paid to each of these Executive Officers in the text of future filings.

Closing Comments

In connection with the foregoing, the Company hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosures in the filing; the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert the staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  Further, the Company is aware that the Division of Enforcement has access to all of the information that the Company has provided to the staff of the Division of Corporation Finance in its review of the filing or in response to its comments on the filing.

Please feel free to contact the undersigned at 202-906-8721 to discuss these matters.

Sincerely,

Robert B. Murphy

C:	Mr. Gregory Van Staveren
Ms. Stephanie Malec
BH01\1021982.1 ID\JMWH - 105598/0001